UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Boston Properties, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

101121101

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 101121101	13G/A	Page 2 of 6 Pages

1.	Names of Reporting Persons. Mortimer B. Zuckerman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United State of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 9,321,251 (FN1)
6. Shared Voting Power none
7. Sole Dispositive Power 9,321,251 (FN1)
8. Shared Dispositive Power none

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,321,251 (FN1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 7.34%
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 101121101	13G/A	Page 3 of 6 Pages

Item 1	(a).	Name of Issuer:

Boston Properties, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

800 Boylston Street, Suite 1900, Boston, MA 02199

Item 2	(a).	Name of Person Filing:

Mortimer B. Zuckerman

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

599 Lexington Avenue, New York, NY 10022

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

101121101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP NO. 101121101	13G/A	Page 4 of 6 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

9,321,251 (FN1)

(b) Percent of class:

7.34%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

9,321,251 (FN1)

(ii) Shared power to vote or to direct the vote

none

(iii) Sole power to dispose or to direct the disposition of

9,321,251 (FN1)

(iv) Shared power to dispose or to direct the disposition of none

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

CUSIP NO. 101121101	13G/A	Page 5 of 6 Pages

(FN1) Includes (i) 1,787,548 shares of common stock, $0.01 par value per share (“Common Stock”), of Boston Properties, Inc., a Delaware corporation; (ii) 6,261,768 common units of limited partnership interest in Boston Properties Limited Partnership, a Delaware limited partnership (“Common Units”), of which Boston Properties, Inc. is the general partner, that are redeemable for cash or exchangeable for shares of Common Stock on a one-for-one basis at the option of Boston Properties, Inc., 46,474 of which are held by limited partnerships of which the sole general partners are limited liability companies of which Mr. Zuckerman is the sole manager; (iii) 115,846 long term incentive units (“LTIP Units”) of partnership interest in Boston Properties Limited Partnership, that, upon the satisfaction of certain conditions, are convertible into Common Units; and (iv) 1,156,089 shares of Common Stock underlying currently exercisable options. As of the close of business on December 26, 2007 (i.e., the last trading day before the related ex-dividend date), the Company’s Board of Directors adjusted the number of options beneficially owned and the corresponding exercise prices to ensure that its employees, directors and other persons holding stock options were not disadvantaged by a special cash dividend paid on January 30, 2008 to the stockholders of record as of the close of business on December 31, 2007. Pursuant to this adjustment, the number of shares underlying Mr. Zuckerman’s options increased by 67,905 from 1,088,184 to 1,156,089 and the per share exercise prices were correspondingly decreased. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days of December 31, 2007. The Reporting Person has opted to include in this report his beneficial ownership of Common Units and LTIP Units which are convertible into Common Units even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to section 8.6 of the limited partnership agreement of Boston Properties Limited Partnership, the holder of the Common Units does not have the right to require Boston Properties, Inc. to redeem the Common Units in exchange for shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
(Date)

/s/ Mortimer B. Zuckerman
(Signature)
Mortimer B. Zuckerman
(Name)